06006138

UNITED STATES
AND EXCHANGE COMMISSION
ashington, D.C. 20549

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SEC FILE NUMBER
8- ~~43369~~ 49466

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CIT Capital Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael E. Stupay — 212-509-7800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name - if *individual, state last, first, middle name*)

300 MADISON AVENUE	New York	New York	10017
(Address)	(city)	(State)	(Zip Code)

PROCESSED
APR 26 2006
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael E. Stupay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CIT Capital Securities, Inc., as of December 31 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

Notary Public

CARL GOODMAN
Notary Public, State of New York
No. 01GO9821038
Qualified in Rockland County
Commission Expires March 30, 2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (1) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o)Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIT Capital Securities LLC

(A wholly-owned subsidiary of CIT Capital USA Inc.,
whose ultimate parent is CIT Group Inc.)

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
December 31, 2005

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Index
December 31, 2005

Page(s)

Report of Independent Auditors

To the Board of Directors
CIT Capital Securities LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in Member's Capital, and of cash flows present fairly, in all material respects, the financial position of CIT Capital Securities LLC (the "Company") at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of CIT Capital USA Inc., which is a wholly-owned subsidiary of Newcourt Credit Group USA Inc., whose ultimate parent is CIT Group Inc. As disclosed in Note 5 of the financial statements, the Company has extensive transactions with certain affiliated companies. The financial position and results of operations of the Company is not indicative of that which would have been had the Company operated independently.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2006

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Financial Condition
December 31, 2005

Assets		
Cash		$7,411,699
Accounts Receivable		$ 768,867
	Total assets	$8,180,566
Liabilities and Member's Capital		
Due to Affiliates (Note 5)		$1,014,823
	Total liabilities	$1,014,823
Member's Capital		
Contributed capital		$8,156,850
Accumulated deficit		(991,107)
	Total Member's capital	$7,165,743
	Total liabilities and Member's Capital	$8,180,566

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Operations
Year Ended December 31, 2005

Revenues	
Private placement and advisory fees (Note 5)	$9,132,970
Expenses	
Operating and administrative expenses (Note 5)	1,782,783
Employee Compensation and benefits (Note 5)	7,667,473
Regulatory expenses	68,416
	9,518,672
Net loss before income taxes	(385,702)
Income tax benefit (Note 6)	148,659
Net loss	$ (237,043)

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Changes in Member's Capital
Year Ended December 31, 2005

	Contributed Capital	Accumulated Earnings (Deficit)	Total Member's Capital
Balance, December 31, 2004	5,156,850	$ (754,064)	$4,402,786
Net income (loss)	-	(237,043)	(237,043)
Capital contribution	3,000,000	-	3,000,000
Balance, December 31, 2005	8,156,850	(991,107)	7,165,743

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Cash Flows
Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (237,043)
Adjustments to reconcile net loss to net cash used in operating activities	
Decrease in amount due to affiliates	(521,011)
Increase in accounts receivable	(768,867)
Cash flows used in operating activities	(1,526,921)
Cash flows from financing activities	
Cash received for capital contributions	3,000,000
Cash flows provided by financing activities	3,000,000
Increase in cash for the year	1,473,079
Cash at	
Beginning of year	5,938,620
End of Year	$ 7,411,699

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

CIT Capital Securities LLC (the "Company") is a wholly-owned subsidiary of CIT Capital USA Inc. (formerly named Newcourt Capital USA, Inc., "Parent"), whose ultimate parent is CIT Group Inc. ("CIT"), collectively "Affiliates". The Company was formerly named Newcourt Capital Securities, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company arranges the private placement of securities by third-party issuers and acts as an agent in the distribution of securities on behalf of its affiliates. Private placements are usually conducted on an agency basis. The Company is also engaged in investment advisory services. The Company is exempt from the SEC's rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Cash
The Company maintains its cash in one bank account. The total cash balance is insured by the FDIC up to $100,000. The Company's cash balance as of December 31, 2005 exceeds the balance insured by the FDIC in the amount of $7,311,699. The Company does not believe it is subject to any significant credit risk with respect to its cash.

Private Placement and Advisory Fees
Fees are recognized when transactions are completed.

Income Taxes
The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. However, the company's income and expense items are included in the consolidated or combined federal and state income tax returns filed by CIT. As prescribed by an intercompany tax sharing agreement, income taxes are calculated as if the Company files on a separate return basis and the amount of current tax liability or benefit calculated is either remitted to or received from CIT. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $7,165,743, which was $7,098,088 in excess of its required capital of $67,655. The Company's ratio of aggregate indebtedness to net capital at December 31, 2005 was 0.14 to 1.

4. Capital Contribution

During 2005 in accordance with the capital contribution agreement between the Company and its Parent, CIT Capital USA Inc. made capital contributions to the Company in the amount of $3,000,000.

5. Related Party Transactions

The Company signed a new cost sharing agreement with the Parent dated December 30, 2005 terminating the previous service agreement. Under this new agreement, the Company is obligated to pay a yearly fee to the Parent representing the expenses incurred for the provision of facilities, goods and services to the Company. This fee is determined by management and allocated based on estimates made by the management of the Parent of the value of the services provided. During the year ended December 31, 2005, the Company incurred $1,174,022 in expenses related to this agreement. These expenses are disclosed as part of operating and administrative expenses.

Commissions are recognized based on a percentage of advisory and private placement fees determined by the Parent. Commissions are disclosed as part of employee compensation and benefits.

At December 31, 2005, the amount due to Affiliates was $1,014,823 payable in less than one year with zero percent interest.

During the year ended December 31, 2005, the Company received $9,132,970 in advisory fees and private placement fees in conjunction with private placement offerings on behalf of its affiliates.

The financial position of the Company and its results of operations could have differed had the Company been a stand-alone entity.

6. Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. However, the company's income and expense items are included in the consolidated or combined federal and state income tax returns filed by CIT. As prescribed by an intercompany tax sharing agreement, income taxes are calculated as if the Company files on a separate return basis and the amount of current tax liability or benefit calculated is either remitted to or received from CIT.

Federal and state income tax benefits for the year were $127,638 and $21,021, respectively.

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense or benefit is shown in the following table:

	Percentage Of Pretax Income
Expected income tax expense at U.S. Statutory Tax Rate	35.0%
Increase due to state taxes, net of federal income tax benefit	3.5%
Effective tax rate	38.5%

7. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practical to estimate that value. Management believes that the carrying amounts reported on the Statement of Financial Condition for amounts due to affiliates approximate their fair value, given the short-term nature of these instruments.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Net Capital	
Total member's capital	$ 7,165,743
Aggregate Indebtedness	
Total liabilities	$ 1,014,823
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)	$ 67,655
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 67,655
Net capital in excess of requirement	$ 7,098,088
Ratio of aggregate indebtedness to net capital	0.14

Reconciliation with Company's Computation
(included in Part II of Form X-17A-5 as of December 31, 2005)

There are no material differences between the Company's net capital as reflected above and the net capital reported by the Company in its Part IIA (unaudited) FOCUS report as of December 31, 2005

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

The Board of Directors
CIT Capital Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of CIT Capital Securities LLC (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 27, 2006